

November 24, 2010

Craig Sizer
Chief Executive Officer
Sanomedics International Holdings, Inc.
80 SW 8th Street, Suite 2180
Miami, FL 33130

>   **Re: Sanomedics International Holdings, Inc.**
>   **Form 10**
>   **Filed October 29, 2010**
>   **File No. 000-54167**

Dear Mr. Sizer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Overview, page 1

1.   Refer to the second sentence of the second paragraph. We note that your products marketed to medical professionals and institutions and mass market pharmacies are sold through "a distributor and a sales representative"; whereas products sold to other customers are sold through "commissioned sales representatives, a reseller and a distributor." Please revise the prospectus to clarify the other types of customers to whom you are selling.

Organizational History, page 2

2.   We note your disclosure that you were a "public shell company" and a "publicly held entity." Please tell us:
        • When you became a publicly held company;
        • When you became a reporting company;
        • The file number of the public shell company; and
        • When and how your reporting obligations as a public shell ceased.

3.   Please tell us how the company is still in existence given your two dissolutions. In addition, please note that, in conjunction with the final bullet of comment 2 above, you should also address how each dissolution affected your reporting status.

Acquisition of Sanomedics, page 2

4.   Please revise the description of the Sano-Nevada acquisition here and on page 40 so that it is clear, concise, and understandable. As written, it appears that the disclosure was copied from legal documents. We note, for example, the definition of terms that are also defined elsewhere as well as terms, such as "Initial Financing," that are not defined.

5.   Refer to the final paragraph on page 2. Given your status as a publicly held entity with Belmont as your principal shareholder, please tell us when the following filings were made:
        • Reports under section 16 of the 1934 Act to reflect the change of ownership by Belmont;
        • Schedule 14A filings under the 1934 Act related to the business combination; and
        • Current reports on Form 8-K related to the transaction you describe.

        To the extent that you believe you were not required to make any of these filings, please provide us with your analysis and cite all authority on which you rely.

6.   Please confirm that the agreements in exhibits 2.1 and 2.2 are the only agreements related to this transaction. If other agreements were entered into, file them as exhibits or submit them on a supplemental basis where not material.

Safe Harbor for Forward-Looking Statements, page 4

7.   Please tell us your basis for relying on section 21E of the 1934 Act.

Raise Substantial Additional Capital, page 4

8.   We note your description of the explanatory paragraph in Note 2 of your June 30, 2010 financials. It is unclear where in Note 2 it states that the ability to continue as a going

concern is dependent on your ability to increase revenue , eliminate losses and your working capital deficit, and realize additional capital. Please advise or revise.

9.   Please disclose when you expect to deplete your cash run out of cash given your current burn rate.

Effect of Strategic Acquisitions, page 5

10.   You disclose in the first bullet point that you seek businesses whose products or proposed products you believe you could market. Please clarify your disclosure to indicate what types of products or product attributes fall within this criteria.

Increase Research and Development, page 6

11.   Please disclose the steps that you have taken or are currently taking to develop updated and improved second-generation thermometers.

12.   Please clarify the meaning of the phrases "professional and institutional human and pet health care markets" and "mass market pharmacies."

13.   Please expand your disclosure in the last sentence to clarify how the current engineering and accuracy of your thermometers hinders your competitive position.

General, page 6

14.   Your risk factor disclosure in the first paragraph on page 14 indicates that you also offer services. Please revise your business disclosure to provide a description of these services.

Products, page 6

15.   Please revise to eliminate inappropriate marketing language. For example, and without limitation, we note your statements in the first and second paragraphs of this section, respectively, that taking children's temperature "has historically been a dreaded task" and "this has all changed with our [product]."

Design and Manufacture, page 7

16.   We note your disclosure in the last paragraph on page 7 that you have enough supply of thermometers on hand to meet customer demand. Please clarify the time period to which your statement applies.

Sales, Marketing and Advertising, page 8

17.   Please reconcile your disclosure in the second sentence with the third paragraph on page 6, where you indicate that you product is also available through Hammacher.com.

18.   The extent of your indemnity obligations is unclear. Please revise to explain.

Regulatory Environment, page 8

19.   Refer to the second paragraph on page 9. To the extent that you did not develop the products that you are now selling, revise your business disclosure accordingly and add an appropriate risk factor as a result of the assignments described in this paragraph. In addition, file all assignment agreements with the Chinese manufacturer and the other Chinese company as exhibits.

20.   Refer to the final paragraph on page 9. Please revise and expand to clarify the recertification process to which your products are subject.

Patent and Proprietary Rights, page 10

21.   From your disclosure in the second paragraph on page 19 it appears that you have a patent strategy. Please disclose the strategy, its purpose, and the significance to your business.

22.   You disclose in the second paragraph of this section that you file patent applications only in the U.S. Given your agreement with Watermark to distribute internationally, please clarify the reason for this, including the benefits obtained from not seeking protection for your intellectual property outside the United States.

23.   Please disclose the duration of your patents.

Competition, page 12

24.   Please identify the methods of competition. Refer to Item 101(c)(x) of Regulation S-K.

25.   Your disclosure in this section appears to only address your competition as it relates to thermometers for children. Please revise to provide equivalent disclosure, including the methods of competition, for your ThermoPet thermometer, which is responsible for the majority of your revenues.

Seasonality; Concentration, page 12

26.   We note that one of your 10% customers for the six months ended June 30, 2010 is an individual. Given the nature of your business and product, please clarify in your disclosure the nature of the sales to Mr. Andrews.

Environmental Matters, page 13

27.   We note your disclosure in the second sentence that you are in "substantial compliance" with environmental laws, rules and regulations. Please clarify why you cannot state that you are in compliance and disclose the reason for the uncertainty.

Research and Development, page 13

28.   Please revise to describe the features and function of next-generation thermometers.

Employees, page 13

29.   Your risk factor in the last paragraph on page 16 and the risk factor immediately following state that your business depends on your ability to attract, hire, and retain electrical engineers and engineering personnel. Please provide relevant disclosure relating to the need for engineering personnel within your business.

Item 1A: Risk Factors, page 13

30.   Please revise your risk factor subheadings so that the subheadings reflect the risk that you discuss in the text. Currently, your risk factor headings merely state a fact about your business rather than the risks that result from the facts and uncertainties.

31.   Please add a separate risk factor to highlight that your common stock is not registered under the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under section 15(d) of the Exchange Act, as well of the inapplicability of proxy rules and section 16 of the Exchange Act.

32.   Please add a separate risk factor that addresses the effect on your earnings should your named executive officers, including Mr. O'Hara, earn their respective cash bonus. Your disclosure should include the total reduction in revenues if all individuals earn the maximum bonus, as well as the effect this may have on your margins and net income.

Risks of Expansion by Acquisition, page 15

33.   Please expand this risk factor or include a separate risk factor that discloses the risk of substantial dilution in ownership to shareholders as a result of your intent to expand by acquisitions through the issuance of your common stock.

Control by Management…, page 20

34.   You disclose in the last sentence on page 37 the board's ability to accelerate the
        exercisability and termination of options as well as the payments on change of control
        disclosed on page 39. Please provide adequate disclosure in this here or in a separate risk
        factor, including any effects on your stock price.

Limited Public Trading Market, page 21

35.   We note your reference to the American Stock Exchange in the first paragraph on page
        22. Please update to reflect the current status of this exchange.

No Dividends, page 23

36.   It is unclear how your failure to pay dividends presents a risk to your investors or
        business. Please clarify.

Critical Accounting Policies and Use of Estimates, page 27
- Inventories, page 28

37.   Please revise your disclosures to include a discussion of the methodology used by
        management in evaluating your inventory for obsolescence. Include a discussion of the
        significant assumptions made and estimates used in such calculations. Refer to the
        guidance provided in FR-60, FR-72 and section 275-10-50 of the FASB Accounting
        Standards Codification.

Item 3. Properties, page 29

38.   Please reconcile your annual base rent described in the introductory paragraph with the
        table immediately following. In addition, file the lease agreement or tell us why it is not
        material and therefore need not be filed.

Item 4. Security Ownership…, page 29

39.   It is unclear from your disclosure in this section whether your tables include the preferred
        stock. Please revise.

40.   Please disclose the name of the individuals that have voting and/or dispositive power
        over the shares held by SOGE Sanomedics LLC.

41.   We note the use of the word "generally" in the footnotes to your table when defining
        beneficial ownership. Please tell us your basis this statement.

Item 5: Directors and Executive Officers, page 31

42.   Please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Houlihan should serve as a director, in light of your business and structure.

43.   Please disclose Mr. Sizer's business experience for the past five years, including the names of all the entities he was employed by rather than merely examples.

Employment and Consulting Agreements…, page 34

44.   For Messrs. Sizer, Houlihan, and O'Hara, please disclose the milestone that they must achieve to earn their respective cash bonus.

45.   Please tell us the status of the separation agreement with Mr. Shrivastava mentioned on page 35. If the agreement has been entered into, please file a copy as an exhibit or tell us why it should not be filed.

Outstanding Equity Awards at Fiscal Year-End, page 36

46.   Please reconcile the January 5, 2014 expiration date of Mr. Shrivastava's equity awards with footnote (2) on page 29.

Item 9: Market Price…, page 44

47.   With a view to disclosure, please tell us when the restricted shares will no longer be restricted under Rule 144.

Item 10: Recent Sales of Unregistered…, page 45

48.   Please tell us where you disclose the 25,000 shares issued for services during the fiscal year ended December 31, 2009 that you mention on page F-3.

Item 11: Description of Registrant's Securities…, page 47

49.   Please reconcile the number of shares of common in the first paragraph with Article IV of your Certificate of Incorporation.

Item 13. Financial Statements and Supplementary Data, page 48

50.   Please revise to include updated financial statements and related disclosures in your filing as required by Rule 8-08 of Regulation S-X.

Interim Financial Statements, page F-1

51.   As applicable, please revise your unaudited condensed financial statements to also
        address the comments issued below in connection with your annual audited financial
        statements.

Independent Auditors' Report, page F-15

52.   Please have your auditors revise their report to include a conformed signature that is
        consistent with the guidance provided in Item 302 (a) of Regulation S-T.

Consolidated Statement of Operations, page F-17

53.   We note from your disclosures on pages F-21 and F-26 and throughout the filing that
        Sanomedics International Holdings, Inc. was formed on January 6, 2009. We further
        note that throughout the filing you refer to the "year ended December 31, 2009." Please
        revise your filings to present and refer to the financial statements for the actual period or
        otherwise explain why you believe reference to the year ended December 31, 2009 is
        appropriate.

Consolidated Statement of Changes in Stockholders' Deficit, page F-18

54.   In light of your disclosures that you were formed on January 6, 2009, please explain why
        you are presenting a balance in stockholders' deficit as of December 31, 2008.

Note 2. Summary of Significant Accounting Policies, page F-20
-Revenue Recognition, page F-21

55.   We note that you recognize revenue from the sales of your product when title passes to
        the buyer, which is "typically" on delivery. Please tell us and revise your disclosure
        within your footnotes and critical accounting policies in MD&A to clearly explain in
        more detail how you meet the criteria outlined in SAB Topic 14 to recognize revenue
        upon delivery of your products to your customers.

56.   Further to the above, please tell us and revise your filing to explain at what other point in
        the revenue recognition process you would recognize revenue for the sales that you do
        not recognize upon delivery.

57.   We note from page 1 and throughout the filing that you sell your products to resellers and
        distributors. Please tell us and revise your note to explain the nature and significant terms
        of these arrangements with distributors, including any post shipment obligations and
        acceptance provisions that may exist and how you account for such obligations. Within

your discussion, please explain if you grant price concessions to your distributions and if so, tell us how you account for price concessions.

-Income Taxes, page F-22

58.   Please revise your filing to provide the disclosures outlined in paragraphs 740-10-50-15 and 740-10-50-19 of the FASB Accounting Standards Codification.

-Basic and Diluted Net Loss Per Share, page F-23

59.   Please revise to disclose the number of shares that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the reporting periods presented. Refer to 260-10-50-1(c) of the FASB Accounting Standards Codification.

Note 6. Notes Payable-Related Party, page F-27

60.   We note that you issued convertible promissory notes during the reporting period presented and that you believe a beneficial feature does not exist. Please tell us and revise your filing to in more detail how you are accounting for these convertible notes and why you believe a beneficial conversion feature does not exist. Refer to the guidance in 470-20 and 480-10-25-14 of the FASB Accounting Standards Codification.

Note 7. Equity, page F-28
-Common Stock, page F-28

61.   We note your disclosures here related to common stock, stock options, and warrants issued as stock-based compensation during the report period presented. Please revise your filing to disclose the valuation model used to fair value your stock-based compensation and how you determined the underlying assumptions within the valuation model such as expected volatility, expected life, risk-free rate, etc.

62.   Further to the above, please also revise your filing to disclose the fair value of your common stock that you utilized as an input into the valuation model to determine the fair value of your stock-based compensation issued during the reporting periods presented.

Item 15: Financial Statements and Exhibits, page 49

63.   Please file a copy of your January 16, 2010 Manufacturing Agreement that you describe on page 7 or tell us why it should not be filed.

64.   Please file all material agreements with your significant customers that you disclose on page 12.

65.   Please file a copy of the promissory note agreement with Mr. Houlihan mentioned in footnote (1) on page 33.

66.   We note your mention of subsidiaries on page 39. Please file exhibit 21.

Exhibit 3.1

67.   Some of the documents filed as exhibit 3.1 appear to be duplicates of those in exhibit 3.2. In addition, the Certificate of Incorporation in exhibit 3.1 contains blanks in Article II. Please file a complete copy of this document and tell us why you are including documents that appear duplicative.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or Daniel Morris, Special Counsel, at (202) 551-3314 if you have any other questions.

                                                    Sincerely,

                                                    Martin James
                                                    Acting Assistant Director

cc (via fax):   Richard G. Kline
                 Hofheimer, Gartlir, and Gross